SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square,	120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

EXHIBITS

99.1	7 January 2008	Operating report: Rio Tinto to buy three new iron ore carriers

99.2	11 January 2008	Capital project: Dampier Port capacity increase completed on time and on budget

Filed on Form 6-K on 16 January 2008

	15 January 2008	Operating report: Energy Resources of Australia Ltd – Fourth quarter operations review

	15 January 2008	Rio Tinto Pilbara media visit – January 2008:
Welcome to the Pilbara

	15 January 2008	Rio Tinto Pilbara media visit – January 2008:
East Pilbara operations

	16 January 2008	Operating report: Coal & Allied Production report for the fourth quarter ended 31 December 2007

	16 January 2008	Operating report: Fourth quarter 2007 operations review

	16 January 2008	Financial modelling: Modelling Rio Tinto Alcan

Filed on Form 6-K on 18 January 2008

	17 January 2008	Rio Tinto Pilbara media visit – January 2008: Port infrastructure

	18 January 2008	Rio Tinto Pilbara media visit – January 2008: Rail operations

	18 January 2008	Operating report: Rio Tinto chief executive unveils vision for “mine of the future”

	18 January 2008	Rio Tinto Pilbara media visit – January 2008:
– Four key Chinese development themes
– Exploration in Rio Tinto
– Presentation by Tom Albanese, Chief Executive

	18 January 2008	Operating report: Rio Tinto and Komatsu to develop an autonomous haulage system for Pilbara iron ore operations

Filed on Form 6-K on 25 January 2008

	24 January 2008	Rio Tinto signs joint venture agreement with CODELCO for copper exploration in Chile

99.3	30 January 2008	Rio Tinto clears major hurdle for US$2 billion Kitimat smelter modernisation in British Columbia

99.4	30 January 2008	GBP 45 million investment secures future of Scottish Highlands aluminium industry

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews
Name Ben Mathews		Name Ben Mathews
Title Secretary		Title Assistant Secretary

Date 5 February 2008		Date 5 February 2008